EXHIBIT 22
SUBSIDIARIES

The Registrant, Sparton Corporation, an Ohio Corporation, had the following subsidiaries at June 30, 2004:

Domestic Operations:	Incorporated In:
Sparton Electronics Florida, Inc.	Florida
Sparton Technology, Inc.	New Mexico
Spartronics, Inc.	Michigan

Foreign Operations:	Incorporated In:
Sparton of Canada, Ltd.	Ontario, Canada
Spartronics Vietnam Co., Ltd.	Vietnam

NYSE:SPA	SPARTON

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